Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-189157

June 18, 2014

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.  A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

NEWS RELEASE

Enbridge Finalizes $7.5 billion Mainline Replacement Program Cost Estimate; Issues CDN$400 million of Common Equity

CALGARY, ALBERTA; HOUSTON, TEXAS (June 18, 2014) - Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) today announced the final scope and cost estimate for their Line 3 Replacement (L3R) Program is approximately $7.5 billion.  The L3R Program was announced on March 3, 2014, following receipt of shipper support, and involves replacement of all segments of Line 3 between Hardisty, Alberta and Superior, Wisconsin with new pipe using the latest available high-strength steel and coating technology.

Enbridge Inc. also announced that it has entered into an agreement with RBC Capital Markets and Credit Suisse (the Underwriters), to issue 7.86 million treasury common shares (the Common Shares), on a bought deal basis, for gross proceeds of approximately CDN$400 million (the Offering), to support the additional funding required for its capital program.

The agreement between Enbridge and its mainline shippers includes an international joint tariff (IJT) surcharge to provide return on and of the capital investment.  The IJT surcharge will be adjusted to reflect 75 per cent of the increase in the incremental investment required. Substantially all of the increase in the final estimate applies to the Canadian portion of the L3R Program, estimated to cost approximately CDN$4.9 billion.  The U.S. portion of the program is estimated to cost approximately US$2.6 billion.  The U.S. program will be funded jointly by Enbridge and EEP at participation levels to be finalized and approved by a special committee of the Board of Directors of EEP.

Guy Jarvis, President, Liquids Pipelines for Enbridge, said, “The Line 3 Replacement Program is Enbridge’s largest ever capital program.  It will improve the reliability of our system for the benefit of our shippers and Enbridge.  The IJT surcharge is designed to provide Enbridge with a solid return on its incremental investment, expected to be in the low double digits range.”

Mark Maki, President of EEP, said, “The U.S. Line 3 Replacement Program will provide a large, attractive investment opportunity for EEP.  Our plans to release capital from our natural gas processing business through drop downs of additional interests to Midcoast Energy Partners is anticipated to enable EEP to undertake a significant participation in the Program while minimizing the need for external equity funding.”

Enbridge has entered into an agreement with RBC Capital Markets and Credit Suisse to issue 7.86 million Common Shares, on a bought deal basis, at CDN$50.90 per share for distribution to the public in both Canada and the U.S.  Closing of the Offering is expected to occur on or about June 24.  Pursuant to the agreement, the Underwriters have an option to purchase an additional 15 per cent of the Offering, at the offering price, at any time up to 30 days following closing.

Commenting on the Common Share issue, J. Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development of Enbridge, said, “The final cost estimate for the Line 3 Replacement Program brings our enterprise wide growth capital program to $42 billion to be in service by 2017, of which $37 billion is commercially secured with good progress on the remaining $5 billion.  This ratchets up our equity funding requirement by CDN$400 million and we’ve de-risked our funding plan by filling in this amount now.

After the Common Share issue and recent preferred share issues, our remaining equity requirement through 2017 stands at CDN$2.3 billion, which we expect to accommodate through a combination of additional preferred share issues and sponsored vehicle asset drop downs.  The expansion in our growth capital program will contribute to our expected 10 per cent to 12 per cent average annual earnings per share growth rate through 2017, and further support a continuation of industry leading growth well beyond 2017.”

Enbridge Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Enbridge Inc. has filed with the SEC for more complete information about Enbridge and this offering. Enbridge Inc. has also filed the prospectus relating to the offering with each of the provincial securities regulatory authorities in Canada. You may obtain any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, Enbridge, any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, toll-free 877-822-4089 or Credit Suisse, toll-free at 800-221-1037, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor Toronto, Ontario M5V 2X4 (fax: 416-313-6066) (no toll free number) or Credit Suisse, 1 First Canadian Place, Suite 2900, PO Box 301, Toronto, Ontario M5X 1C9 (fax: 416-352-0920) (no toll free number).

CONFERENCE CALL

Enbridge Inc. will hold a conference call on Thursday, June 19, 2014 at 9 a.m. Eastern Time (7 a.m. Mountain Time) to discuss Enbridge’s recent announcements. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4540 from within North America and outside North America at 1-847-619-6397 using the access code 37534760#.

The call will be audio webcast live at http://www.media-server.com/m/p/topmmh73. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 37534760#) until June 26, 2014.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 17 per cent of total U.S. oil imports. Enbridge Partners’ natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast areas, deliver approximately 2.5 billion cubic feet of natural gas daily. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge and

EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:

Enbridge Inc. Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 graham.white@enbridge.com Enbridge Energy Partners, L.P. Terri Larson, APR Media (877) 496-8142 usmedia@enbridge.com

Enbridge Inc.
Adam McKnight
Investment Community
(403) 266-7922
adam.mcknight@enbridge.com

Enbridge Energy Partners, L.P.
Sanjay Lad
Investment Community
(866) EEP INFO or (866) 337-4636
eep@enbridge.com